July 16, 2012

Via EDGAR, Facsimile and Federal Express

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Attention: John P. Nolan

Re:

Wintrust Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Ladies and Gentlemen:

On behalf of Wintrust Financial Corporation (“the “Company” or “Wintrust”), I am writing in response to the comments contained in the comment letter dated June 29, 2012 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 10-K”). For your convenience, three (3) courtesy copies of this letter are also being delivered, by Federal Express, to John P. Nolan.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by our response. Please note that this letter does not include information regarding the Company’s results for the quarter ended June 30, 2012, as such results are not yet available.

Form 10-K for the Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

1. Please tell us and expand future filings to disclose in greater detail how you consider all historical loss experience when collectively evaluating loans for impairment and discuss the historical periods specifically considered in your analysis. Consider providing information by portfolio segment. In your response and your future filings disclosure, please include additional granularity regarding any adjustments made to historical losses and, if applicable, discuss the specific facts and circumstances that is the basis for such adjustments.

We propose to revise our disclosure in response to the Staff’s comment. However, in lieu of including the additional disclosure in Note 1, we propose to add further disclosure to Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Allowance for Loan Losses – General Reserves.” The draft revised disclosure is attached as Exhibit 1.

Form 10-Q for the Period Ended March 31, 2012

Item 1. Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 7. Allowance for Loan Losses, Allowance for Losses on Lending-Related Commitments and Impaired Loans, page 14.

2. We note your recorded investment in impaired commercial real estate land loans with a related ASC 310 allowance recorded increased from $27.7m at December 31, 2011 to $49.8m at March 31, 2012 while the related allowance for these loans decreased from $6.3m at December 31, 2011 to $4.8m at March 31, 2012. Please tell us, and revise future filings to provide an analysis of this trend and to specifically explain the reasons so many of the impaired loans did not require a specific allocation of the allowance for loan losses.

The $22.1 million net increase in impaired commercial real estate land loans from December 31, 2011 to March 31, 2012 was primarily driven by new impaired loans of $28.4 million during the first quarter of 2012. Of this increase, approximately $27 million related to two customer relationships which became impaired during the first quarter of 2012. The increase in impaired commercial real estate land loan balances during the first quarter of 2012 was partially offset by $2.8 million of charge-offs on loans that were included in impaired loans as of December 31, 2011, as well as by the movement of loans to OREO of $1.8 million, loans sold of $1.2 million, and payments received of $509,000.

As disclosed on page 85 of the Company’s March 2012 10-Q in the section titled, “Specific Impairment Reserves”, if a loan is impaired, the carrying amount of the loan is compared to the amounts and timing of expected future cash flows, discounted at the loan’s original rate, or for collateral dependent loans, to the fair value of the collateral. Any shortfall is recorded as a specific reserve. Both of the customer relationships discussed above were specifically assessed for impairment when they became impaired in the first quarter of 2012. A specific impairment of $500,000 was recorded for these two relationships.

In response to the Staff’s comment, in future periods where the trends relating to impaired balances or the allowance for loan losses are large or unusual, we will undertake to include additional explanatory information and analysis regarding such trends.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact me directly at (847) 615-4047. My fax number is (877)-873-5406, and my email address is lpattis@wintrust.com.

Sincerely,

/s/ Lisa J. Pattis

Lisa J. Pattis

Executive Vice President, General Counsel & Corporate Secretary

Exhibit 1

General Reserves

For loans with a credit risk rating of 1 through 7, reserves are established based on the type of loan collateral, if any, and the assigned credit risk rating. Determination of the allowance is inherently subjective as it requires significant estimates, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current environmental factors and economic trends, all of which may be susceptible to significant change.

We determine this component of the allowance for loan losses by classifying each loan into (i) categories based on the type of collateral that secures the loan (if any), and (ii) categories based on the credit risk rating of the loan, as described above under “Past Due Loans and Non-Performing Assets.” Each combination of collateral and credit risk rating is then assigned a specific loss factor that incorporates the following factors:

•	historical loss experience;

•	changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere in estimating credit losses;

•	changes in national, regional, and local economic and business conditions and developments that affect the collectability of the portfolio;

•	changes in the nature and volume of the portfolio and in the terms of the loans;

•	changes in the experience, ability, and depth of lending management and other relevant staff;

•	changes in the volume and severity of past due loans, the volume of non-accrual loans, and the volume and severity of adversely classified or graded loans;

•	changes in the quality of the bank’s loan review system;

•	changes in the underlying collateral for collateral dependent loans;

•	the existence and effect of any concentrations of credit, and changes in the level of such concentrations; and

•	the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the bank’s existing portfolio

In the second quarter of 2012, the Company modified its historical loss experience analysis to incorporate three-year average loss rate assumptions. Prior to this, the Company employed a five-year average loss rate assumption analysis. The three-year average loss rate assumption analysis is computed for each of the Company’s collateral codes. The historical loss experience is combined with the specific loss factor for each combination of collateral and credit risk rating which is then applied to each individual loan balance to determine an appropriate general reserve. The historical loss rates are updated on a quarterly basis and are driven by the performance of the portfolio and any changes to the specific loss factors are driven by management judgment and analysis of the factors described above.

The reasons for the migration to a three-year average historical loss rate from the previous five-year average historical loss rate analysis are:

• The three-year average is more relevant to the inherent losses in the core bank loan portfolio as the charge-off rates from earlier periods are no longer as relevant in comparison to the more recent periods. Earlier periods had historically low credit losses which then built up to a peak in credit losses as a result of the stressed economic environment and depressed real estate valuations that affected both the U.S. economy, generally, and the Company’s local markets, specifically during that time. Since the end of 2009 there has been no evidence in the Company’s loan portfolio of a return to the level of charge-offs experienced at the height of the credit crisis.

• Migrating to a three-year historical average loss rate reduces the need for management judgment factors related to national, regional, and local economic and business conditions and developments that affect the collectability of the portfolio as the three year average is now more closely aligned with the credit risk in our portfolio today.

The Company also analyzes the four- and five-year average historical loss rates on a quarterly basis as a comparison.